UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the period ended September 30, 2007

Commission File Number: 001-32570

ENTRÉE GOLD INC.

1201-1166 Alberni Street Vancouver, British Columbia V6E 3X3

Tel: (604) 687-4777   Fax: (604) 687-4770

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [    ] Form 40-F [ X ]

Indicate by check mark whether the registrant by furnishing the information in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [    ] No [ X ]

ENTRÉE GOLD INC.

MANAGEMENT DISCUSSION AND ANALYSIS

For the Nine Months Ended September 30, 2007

(In United States dollars unless stated otherwise)

1.

INTRODUCTION

This discussion and analysis of financial position, results of operations (“MD&A”) and cash flows of Entrée Gold Inc. (the Company) should be read in conjunction with the unaudited consolidated financial statements of the Company for the nine months ended September 30, 2007.  Additional information relating to the Company, including the Company’s Annual Information Form is available on SEDAR at www.sedar.com. The effective date of this MD&A is November 8, 2007.

These quarterly financial statements have been prepared by the Company in conformity with generally accepted accounting principles in the United States of America (“US GAAP”).

In this MD&A, all dollar amounts are expressed in United States dollars, unless otherwise specified such as “Cdn $” or “C$” for Canadian dollars.  All references to "common shares" refer to the common shares in our capital stock.

As used in this quarterly report, the terms "we", "us", "our", the “Company” and "Entrée" mean Entree Gold Inc. and our wholly-owned subsidiaries, unless otherwise indicated. We have three wholly-owned subsidiary companies:

Entrée LLC, a Mongolian limited liability company,

Entrée U.S Holdings Inc., a British Columbia corporation, and

Entrée Gold (US) Inc., an Arizona corporation.

This MD&A contains forward-looking statements.  These statements relate to future events or our future financial performance.  In some cases, you can identify forward-looking statements by terminology such as "may", "should", "expects", "plans", "anticipates", "believes", "estimates", "predicts", "potential" or "continue" or the negative of these terms or other comparable terminology.  These statements are only predictions and involve known and unknown risks, uncertainties and other factors, including the risks in the section entitled "Risk Factors” that may cause our or our industry's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements.

Robert Cann, P.Geo., Entrée’s Vice-President, Exploration and a Qualified Person as defined by National Instrument 43-101, is responsible for the preparation of technical information in this MD&A.

2.

OVERVIEW

We are an exploration stage resource company engaged in exploring mineral resource properties.  We have exploration properties in Mongolia, and Arizona, USA.  In Mongolia, we hold four mineral exploration licenses granted by the Mineral Resources and Petroleum Authority of Mongolia, a division of the government of Mongolia.  All of these mineral exploration licenses have been registered in the name of our Mongolian subsidiary Entrée LLC.

We have also entered into an option agreement to acquire the Sol Dos property in the Safford district of Arizona, USA.

In July 2007, the Company entered into an agreement with Empirical Discovery LLC to explore for and develop porphyry copper targets in southeastern Arizona and adjoining southwestern New Mexico.

The Company trades on three stock exchanges:  the Toronto Stock Exchange (TSX:ETG), the American Stock Exchange (AMEX:EGI) and the Frankfurt Stock Exchange (FWB:EKA, WKN 121411).

Equity Participation and Earn-In Agreement with Ivanhoe Mines Ltd.

We entered into an arm’s-length Equity Participation and Earn-In Agreement (“the Earn-In Agreement”) dated October 15, 2004, with Ivanhoe Mines Ltd. (“Ivanhoe”), an unrelated Yukon corporation which owns a copper-gold deposit known as Oyu Tolgoi, which is located adjacent to our Lookout Hill property.  This agreement provided that, upon satisfaction of certain conditions, Ivanhoe would subscribe for 4,600,000 units of our company for C$1.00 per unit, with each unit consisting of one common share of our company and one share purchase warrant entitling the holder to purchase one additional common share of our company for a purchase price of C$1.10 for two years from the date of purchase. Ivanhoe subsequently exercised the warrants and now owns 14.7% of Entrée.

This agreement also provided that Ivanhoe would have the right, during an earn-in period beginning on closing of the subscription for units and ending, at the latest, on the eighth anniversary of that closing date (subject to earlier expiration as specified in the agreement), to earn a participating interest in a mineral exploration and, if warranted, development and mining project to be conducted by Ivanhoe on a portion of our company's Lookout Hill property consisting of approximately 40,000 hectares of the land area of our Lookout Hill property shown on the map below.  The amount of the participating interest in the project will vary depending on the amount of money that Ivanhoe expends on the project during the earn-in period, but the agreement provides that Ivanhoe can earn a 51% interest by expending an aggregate of at least $20,000,000 during the earn-in period  In October, 2007, Entrée  received notice from Ivanhoe that it has incurred the required expenditures (US$20 million) to earn a 51% participating interest in the Entrée-Ivanhoe Mines agreement area.  A joint venture may be formed should Ivanhoe choose to discontinue earning-in on the project.

Ivanhoe has informed Entrée that it intends to continue to incur earn-in expenditures so as to increase its participating interest in the project and therefore, a joint venture is not being formed at this time. Subject to Ivanhoe Mines’ spending a total of US$35 million on exploration and/or development on the agreement properties prior to November 2012, Ivanhoe will earn an 80% participating interest in all minerals extracted below a sub-surface depth of 560 metres on the optioned property; and a 70% participating interest in all minerals extracted from surface to a depth of 560 metres.

Ivanhoe also owns approximately 14.8% of the outstanding shares of Entrée, while Ivanhoe’s strategic partner on the development of the Oyu Tolgoi Project, Rio Tinto, owns approximately 16% of the outstanding shares of Entrée.

The Earn-In Agreement gives Ivanhoe the right to nominate one member of our Board of Directors until the earlier to occur of (a) the expiration of the earn-in period, or (b) the date upon which Ivanhoe ceases to own at least ten percent (10%) of our issued and outstanding common shares (assuming the exercise by Ivanhoe of all securities convertible into our common shares).

In addition, the Earn-In Agreement gives to Ivanhoe a pre-emptive right to such percentage of any offering of securities of our company as will enable them to preserve their ownership percentage in our company which, after the acquisition of the 4,600,000 units, was approximately 9% prior to exercise of any of their share purchase warrants.

The portion of our property subject to the Equity Participation and Earn-In Agreement, which is referred to in the agreement as the "Project Property", is shown below:

Entree Gold Inc./Ivanhoe Mines Ltd.
Project Property Boundaries
Unexplored
Ring Dyke
Bayan Ovoo
Zone I / II
Zone III
West Grid
Ulaan Khud
Copper Flats
8,500 hectares
Hugo Dummett
Ivanhoe Mines
Oyu Tolgoi
Heruga
N
0
10
kilometres
Legend
Gold Prospects
Copper Prospects
100% Entree Gold Inc.
(139,500 hectares)
Oyu Tolgoi Property
Entree/Ivanhoe Project Property
(~40,000 hectares)

We closed the private placement described in the Equity Participation and Earn-In Agreement on November 9, 2004, at which time Ivanhoe purchased the 4,600,000 units described above. In July 2005, Ivanhoe exercised its 4.6 million share purchase warrants in order to fully participate in a Rio Tinto private placement with Entrée (see below).

On June 29, 2007, Ivanhoe exercised its “A” and “B” warrants purchased as part of a private placement in July 2005, and the Company issued 1,235,488 common shares for cash proceeds of $3,340,327.

We believe that the Equity Participation and Earn-In Agreement represents a significant milestone in the development of our company.  It has enabled us to raise money that we can use to pursue our exploration activities on the balance of our Lookout Hill property and elsewhere.  It has the potential, depending on how much money Ivanhoe actually expends on the project during the earn-in period, to enable the exploration of that portion of our Lookout Hill property at little or no cost to our company.

Investment by Rio Tinto in Entrée Gold Inc.

In June 2005, Rio Tinto (one of the world’s largest mining and exploration companies), through its wholly owned subsidiary, Kennecott Canada Exploration Inc. (collectively, “Rio Tinto”) completed a private placement into Entrée, whereby they purchased 5,665,730 units at a price of C$2.20 per unit, which consisted of one Entrée common share and two warrants (one “A” warrant and one “B” warrant). Two “A” warrants entitled Rio Tinto to purchase one Entrée common share for C$2.75 within two years; two “B” warrants entitled Rio Tinto to purchase one Entrée common share for C$3.00 within two years. Proceeds from Rio Tinto’s investment were $10,170,207. Ivanhoe exercised its pre-emptive right to maintain proportional ownership of Entrée’s shares and thereby exercised its warrant for 4,600,000 shares at C$1.10, resulting in proceeds to Entrée of $4,069,214. In July 2005, Ivanhoe took part in the private placement, purchasing 1,235,489 units, resulting in further proceeds to Entrée of $2,217,209. Rio Tinto purchased an additional 641,191 units of the private placement to maintain proportional ownership, resulting in further proceeds of $1,150,681.

On June 27, 2007, the Rio Tinto exercised it’s “A” and “B” warrants and the Company issued 6,306,920 common shares for cash proceeds of $17,051,716.

At September 30, 2007, Ivanhoe owned approximately 14.8% of Entrée’s issued and outstanding shares.

At September 30, 2007, Rio Tinto owned approximately 16% of Entrée’s issued and outstanding shares.

Ivanhoe and Rio Tinto are required to vote their shares as our board of directors direct on all matters pertaining to the appointment of directors, the appointment and remuneration of our auditors and all other matters to be submitted to our stockholders except for “extraordinary” matters.  “Extraordinary” matters are matters requiring a special majority (66.33%), the vote of a majority of disinterested stockholders and matters where Ivanhoe or Rio Tinto is precluded from voting.

Investment by Rio Tinto in Ivanhoe Mines Ltd.

In October 2006, Rio Tinto announced that it had agreed to invest up to $1.5 billion to acquire up to a 33.35% interest in Ivanhoe.  The proceeds from this investment were targeted to fund the joint development of the Oyu Tolgoi copper-gold project.  An initial tranche of US$303 million was granted to acquire 9.95% of Ivanhoe’s shares.  It was further announced on September 12, 2007 that “Rio Tinto will provide Ivanhoe Mines Ltd with a convertible credit facility of US$350 million for interim financing for the Oyu Tolgoi copper-gold project in Mongolia The credit facility is directed at maintaining the momentum of mine development activities at Oyu Tolgoi while Ivanhoe and Rio Tinto continue to engage in finalising an Investment Agreement between Ivanhoe and the government of Mongolia. If converted, this investment could result in Rio Tinto’s owning 46.65% of Ivanhoe.” Entree believes these investments represent, together with the exercise of the Entrée warrants, a major vote of confidence by one of the world’s pre-eminent mining companies in both the Oyu Tolgoi project and in the country of Mongolia.

The Mongolian Parliament began its autumn session in early October and consideration of the draft Investment Agreement for Oyu Tolgoi is on Parliament’s official schedule of business. The agreement is structured to stabilize tax and fiscal issues and guide the planned development and long-term operation of the Oyu Tolgoi Project. Consideration and approval by the Parliament is expected to be the final step in the process of concluding an Investment Agreement in accordance with the revised Minerals Law enacted by Parliament last year.

The draft agreement also remains subject to approvals by the Ivanhoe Mines and Rio Tinto boards of directors. The Mongolian Government’s Cabinet completed its review of the draft Investment Agreement in June.

Ivanhoe Mines and Rio Tinto have been meeting with Members of Parliament to discuss issues relating to the planned development of Oyu Tolgoi and lawmakers have visited the Oyu Tolgoi Project site to see work in progress. Ivanhoe Mines and Rio Tinto also have expressed their concerns to Members of Parliament, the Government’s Cabinet and the President about potential adverse impacts on the cost and timing for the Oyu Tolgoi project that would result from any further unexpected delays in the parliamentary approval process.

Entrée continues to monitor developments in Mongolia, and to maintain regular contact with Rio Tinto and Ivanhoe regarding this matter.

Corporate Information

Our corporate headquarters are located in Vancouver, British Columbia, but we conduct all of our operations in Mongolia through our wholly-owned subsidiary, Entrée LLC.  We maintain an office for this purpose in Ulaanbaatar, the capital of Mongolia.  Our Mongolian office is staffed by our Vice-President, Exploration, an operations manager, a business manager, two office assistants, and a full-time accountant.  Operations in the U.S. are conducted through field offices setup for specific projects.

We believe that Entrée is in sound financial condition and well positioned to build upon the value of our company, both in terms of our arrangement with Ivanhoe and Rio Tinto and our exciting and promising prospects elsewhere. As part of our ongoing strategy, we are also actively seeking quality acquisitions to complement our existing portfolio.

Mineral Resource Estimate

In February 2006, Entrée announced that a mineral resource estimate prepared by Ivanhoe under the supervision of AMEC had delineated an initial Inferred Resource for the northern extension of the Hugo North deposit (the “Hugo North Extension”) on the Copper Flats area of Entrée’s Shivee Tolgoi license, in the South Gobi region of Mongolia.  The drilling and exploration work that resulted in the preparation of this Inferred Resource estimate was conducted in order for Ivanhoe to earn an interest in Lookout Hill.

In March 2007, the Company announced that an updated mineral resource estimate had been calculated, based on in-fill drilling conducted by Ivanhoe up to November 1, 2006.  The updated mineral resource estimate was prepared by AMEC and the corresponding technical report was filed on April 3, 2007 on SEDAR (www.sedar.com).  At a 0.6% copper equivalent cut-off, the Hugo North Extension is now estimated to contain an Indicated Resource of 117 million tonnes grading 1.80% copper and 0.61 g/t gold (a copper equivalent grade of 2.19%).  This Indicated Resource is estimated to contain 4.6 billion pounds of copper and 2.3 million ounces of gold.  In addition, the Hugo North Extension is estimated to contain an Inferred Resource of 95.5 million tonnes grading 1.15% copper and 0.31 g/t gold (a copper equivalent grade of 1.35%).  The contained metal estimated within the Inferred Resource portion of the Hugo North Extension is 2.4 billion pounds of copper and 950,000 ounces of gold.  For further information, see the Company’s news release dated March 29, 2007 available on SEDAR.

Listing of Common Stock on Other Stock Exchanges

Trading of our shares of common stock commenced on the AMEX effective July 18, 2005, under the trading symbol “EGI’. On April 24, 2006, Entrée began trading on the Toronto Stock Exchange and discontinued trading on the TSX Venture Exchange.  The trading symbol remained “ETG”. The Company is also traded on the Frankfurt Stock Exchange, under the trading symbol “EKA”, and “WKN 121411”.

3.

REVIEW OF OPERATIONS

Results of operations are summarized as follows:

Mineral properties expenditures are summarized as follows:

A)

EXPLORATION

I)

Ivanhoe Earn-in

Under an “Earn-In Agreement” announced in October 2004, Ivanhoe has the right to earn an interest in approximately 40,000 hectares of Entrée’s 179,500 hectare Lookout Hill property. By the terms of the agreement, Ivanhoe must spend a minimum of $20,000,000 over 5 years and $35,000,000 over 8 years in order to earn any interest in the mineral rights to the project property and may acquire up to a 70% interest in mineralization above a depth of 560 metres and an 80% interest in mineralization below a depth of 560 metres. Thereafter, Entrée has the right to require Ivanhoe to fund its share of subsequent joint venture costs through to production by debt financing, to be recovered from production cash flow.

In October 5, 2007, Entrée received notice from Ivanhoe that it has incurred the required expenditures (US$20 million) to earn a 51% participating interest in the Entrée-Ivanhoe Mines agreement area.  A joint venture may be formed should Ivanhoe choose to discontinue earning-in on the agreement area.

Ivanhoe Mines has informed Entrée that it intends to continue to incur earn-in expenditures so as to increase its participating interest in the project, therefore a joint venture is not being formed at this time. Subject to Ivanhoe Mines spending a total of US$35 million on exploration and/or development on the joint-venture properties prior to November 2012, Ivanhoe will earn an 80% participating interest in all minerals extracted below a sub-surface depth of 560 metres on the optioned property; and a 70% participating interest in all minerals extracted from surface to a depth of 560 metres.

i)

Hugo North Extension

On February 1, 2006, Entrée announced that an initial mineral resource estimate prepared by Ivanhoe under the supervision of AMEC had delineated an initial Inferred Resource for the Hugo North Extension on the Copper Flats area of Entrée’s Shivee Tolgoi license, in the South Gobi region of Mongolia. The resource estimate was the result of Ivanhoe’s aggressive work program that defined a 625 metre extension to the Hugo North Deposit on Entrée’s property and outlined some extremely rich copper-gold mineralization.

This initial Copper Flats Inferred Resource was estimated to be 190 million tonnes at an average grade of 1.57% copper and 0.53 grams of gold per tonne (g/t) for a copper equivalent grade of 1.91%, at a 0.6% copper equivalent cut-off.  At the 0.6% copper equivalent cut-off, the Inferred Resource is estimated to contain 6.6 billion pounds of copper and 3.2 million ounces of gold.

In March 2007, the Company announced that an updated mineral resource estimate had been calculated, based on in-fill drilling conducted by Ivanhoe up to November 1, 2006.  The updated mineral resource estimate was prepared by AMEC and the corresponding technical report was filed on April 3, 2007 on SEDAR (www.sedar.com).  At a 0.6% copper equivalent cut-off, the Hugo North Extension is now estimated to contain an Indicated Resource of 117 million tonnes grading 1.80% copper and 0.61 g/t gold (a copper equivalent grade of 2.19%).  This Indicated Resource is estimated to contain 4.6 billion pounds of copper and 2.3 million ounces of gold (Table 1).  In addition the Hugo North Extension is estimated to contain an Inferred Resource of 95.5 million tonnes grading 1.15% copper and 0.31 g/t gold (a copper equivalent grade of 1.35%).  The contained metal estimated within the Inferred Resource portion of the Hugo North Extension is 2.4 billion pounds of copper and 950,000 ounces of gold. See table below for details.  For further information, see the Company’s news release dated March 29, 2007 available on SEDAR.

Cautionary Note to U.S. Investors concerning estimates of Inferred and Indicated Resources.

This section uses the term “Inferred and Indicated Resources.” We advise U.S investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. “Inferred and Indicated Resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of the Inferred and Indicated Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred and Indicated Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. U.S. investors are cautioned not to assume that part or all of an Inferred and Indicated Resource exists, or is economically or legally mineable.

Table 1: Hugo North Extension Indicated and Inferred Mineral Resource on the Entrée/Ivanhoe Shivee Tolgoi Joint Agreement Property as of February 20, 2007 at various Copper-Equivalent (CuEq) cut-off grades

Class	CuEq Cut-off	Tonnage (tonnes)	Copper (%)	Gold (g/t)	CuEq (%)	Contained Metal
						Cu (‘000 lb)	Au (oz)	CuEq('000 lb)
Indicated	3.5	22,300,000	3.68	1.43	4.59	1,809,000	1,030,000	2,257,000
	3.0	32,000,000	3.36	1.29	4.18	2,370,000	1,330,000	2,949,000
	2.5	42,400,000	3.08	1.17	3.83	2,879,000	1,590,000	3,580,000
	2.0	52,300,000	2.84	1.09	3.53	3,275,000	1,830,000	4,070,000
	1.5	65,400,000	2.56	0.96	3.17	3,691,000	2,020,000	4,571,000
	1.25	74,300,000	2.39	0.88	2.96	3,915,000	2,100,000	4,849,000
	1.0	84,800,000	2.22	0.80	2.73	4,150,000	2,180,000	5,104,000
	0.9	89,700,000	2.14	0.77	2.63	4,232,000	2,220,000	5,201,000
	0.8	96,700,000	2.04	0.72	2.50	4,349,000	2,240,000	5,330,000
	0.7	107,400,000	1.91	0.66	2.33	4,522,000	2,280,000	5,517,000
	0.6	117,000,000	1.80	0.61	2.19	4,643,000	2,290,000	5,649,000
	0.5	123,900,000	1.73	0.58	2.10	4,726,000	2,310,000	5,736,000
	0.4	130,300,000	1.67	0.55	2.02	4,797,000	2,300,000	5,803,000
	0.3	137,900,000	1.59	0.52	1.92	4,834,000	2,310,000	5,837,000
Inferred	3.5	1,400,000	3.32	1.03	3.98	102,000	50,000	123,000
	3.0	3,600,000	2.97	0.88	3.53	236,000	100,000	280,000
	2.5	5,900,000	2.68	0.87	3.23	349,000	170,000	420,000
	2.0	11,000,000	2.20	0.86	2.75	534,000	300,000	667,000
	1.5	29,100,000	1.73	0.58	2.10	1,110,000	540,000	1,347,000
	1.25	45,000,000	1.55	0.46	1.84	1,538,000	670,000	1,825,000
	1.0	62,200,000	1.39	0.39	1.64	1,906,000	780,000	2,249,000
	0.9	70,000,000	1.33	0.37	1.56	2,053,000	830,000	2,407,000
	0.8	78,300,000	1.27	0.34	1.49	2,192,000	860,000	2,572,000
	0.7	87,000,000	1.21	0.32	1.42	2,321,000	900,000	2,724,000
	0.6	95,500,000	1.15	0.31	1.35	2,421,000	950,000	2,842,000
	0.5	105,200,000	1.09	0.29	1.27	2,528,000	980,000	2,945,000
	0.4	127,600,000	0.96	0.26	1.13	2,701,000	1,070,000	3,179,000
	0.3	152,400,000	0.85	0.23	1.00	2,856,000	1,130,000	3,360,000

*  Copper equivalent grades have been calculated using assumed metal prices (US$0.80/lb. for copper and US$350/oz. for gold);  %Cu equivalent = %Cu + [Au(g/t)x(11.25/17.64)]

Ivanhoe has the right to earn an 80% interest in mineral rights on the project area below a depth of 560 metres. Accordingly, Entrée’s 20% interest in the Indicated Resource using a 0.6% copper equivalent cut-off is estimated to be 23.4 million tonnes, containing approximately 930 million pounds of copper and approximately 640,000 ounces of gold. Entrée’s 20% interest in the Inferred Resource is estimated to be 19.1 million tonnes, containing approximately 484 million pounds of copper and approximately 190,000 ounces of gold.  Mineral resources are not mineral reserves and do not have demonstrated economic viability.

In 2006, Ivanhoe completed a program of condemnation drilling on the Entrée-Ivanhoe Lookout Hill Agreement Area in preparation for infrastructure construction associated with the development of Oyu Tolgoi.  On October 25, 2006, the Company announced that a body of low-grade shallow copper and gold mineralization (“Ulaan Khud”) was intersected approximately 7 km north of the Hugo North Extension.  The area between Ulaan Khud and the Hugo North Extension has received only limited drill testing and remains a viable exploration target.

ii)

Javhlant License

The southward extension to the Oyu Tolgoi copper-gold mineralized system onto the Entrée-Ivanhoe Agreement Area has now been documented through drill testing by Ivanhoe (see Entrée news releases of October 3 and 9, 2007).

The newly discovered Heruga Deposit was uncovered by the drill-testing of an induced polarization (“IP”) geophysical anomaly that defined a 3 kilometre-long, north-south zone of high chargeability with a width up to 1,000 metres. The anomaly trends north-northeast to the Southwest Oyu Deposit on Oyu Tolgoi. As presently defined, the Heruga Deposit is open to the east and to the south. The IP anomaly indicates that the mineralized zone also may continue to the north and to depth below the early holes drilled on the northern-most section, which now appear to have been stopped short of the mineralized zone.

At the time of the October 9, 2007 News Release, nineteen drill holes (including daughter holes), spaced at 200 to 300 metre intervals along a 1,400 metre strike length of the anomaly had been completed, or were in progress, on six section lines at the Heruga discovery.  Significant copper, gold and molybdenum mineralization (as defined in holes EJD0015, EJD0013 and EJD0017A) was intersected in drill holes on five adjacent sections, representing 1,100 metres of strike length.  One of the more significant intercepts is tabled below.

Hole EJD0013
Interval	Length	Cu	Au	Mo	CuEq
From-To (m)	metres	%	g/t	ppm	%
790 – 1244	454	0.50	1.43	178	1.56
including
994 - 1158	164	0.64	2.92	199	2.67

The discovery of the Heruga Deposit marks a new style of molybdenum-rich mineralization not previously encountered on the Oyu Tolgoi trend.

Mineralization now extends over twenty kilometres, along the structural trend hosting Oyu Tolgoi. Entrée management’s long held belief that significant mineralization could extend onto Entrée’s ground beyond the borders of Oyu Tolgoi has now been confirmed both to the north and south.

II)

Lookout Hill

Drilling in 2006 outlined a new area of molybdenum mineralization west of Oyu Tolgoi, in the West Grid area of Lookout Hill. Elevated molybdenum is locally associated with the Oyu Tolgoi mineralized system; however, this is the first time significant molybdenum values have been encountered in drilling on the portion of Lookout Hill that is outside the Earn-In Agreement with Ivanhoe.  The relationship between this new zone and the Oyu Tolgoi mineralized system is currently undefined.  Establishing a better understanding of this new zone is one of Entrée’s primary initiatives during 2007.

Entrée commenced the 2007 exploration season in May through late-August 2007, eight holes totaling 4,760 metres have tested six geophysical targets hosted in interpreted Oyu Tolgoi equivalent stratigraphy, as well as a molybdenum-rich target zone. A ninth hole is in progress.  Drilling has successfully encountered Devonian age rocks, known to host copper-gold mineralization at Oyu Tolgoi.  Efforts to date have been focused on rocks of similar age and results will be used to assist in defining future drill targets.  In addition, the grid-based ground geological, geochemical (3,468 samples) and geophysical coverage (17 x 18 km) has been greatly expanded. The Company has also completed 5,900 line-kilometres of airborne magnetic surveying over its Togoot license, to assist in identifying additional areas of permissive Devonian age rocks.

III)

Manlai

Entree’s Manlai property is located approximately 125 kilometres to the north of Lookout Hill and adjoins the east end of Ivanhoe’s Kharmagtai porphyry copper-gold project.

At the Manlai Project in 2007, 1,960 m of diamond drilling has been completed in two holes on the East Target area.  This target is centred on coincident magnetometer and induced polarization anomalies, and anomalous copper and molybdenum in soil geochemistry, with surface exposure of stockwork quartz veining containing chalcopyrite and bornite over an area of 500 x 150 m.  Hole EGU07013B (968 m) contained variable quartz stockwork veining with minor visible copper and molybdenum sulphides over a length of 510 m. The best mineralized interval was 25 m at 0.13% Cu (683 to 708 m). No significant mineralization was intersected in the second hole (EGU07014).

A decision on future exploration will be made once all data has been assessed.

IV)

Sol Dos Prospect

Entrée commenced exploration of the Sol Dos copper prospect in the fall of 2006.  The property is located in the Safford area of south-east Arizona.  A geophysical crew completed a 20 line km program consisting of deep probing IP and magnetic surveys.  Entrée has an option to earn a 100% interest in Sol Dos, subject to a 2% NSR, half of which can be purchased by Entrée.

Three diamond drill holes totaling 2,386 m were completed on the Sol Dos copper porphyry target and assays have been received for all holes. These holes were drilled to explore untested portions of the Sol Dos copper porphyry system judged to have potential to host higher-grade copper mineralization.  Drill hole locations were based on a geological analysis of existing drill data and the results of deep penetrating IP/resistivity and ground magnetic surveys conducted in late 2006.

Drill hole EG-SD-07-001 encountered long intervals of anomalous copper values (378 m averaging 0.06% Cu), with short intervals of higher grade material in highly altered breccia and monzonite porphyry cut by pyrite, pyrite-magnetite, and magnetite veins.  The remaining two drill holes (EG-SD-07-002 and 003) did not return significant assays.

The initial planned drill program is now complete.  A decision regarding additional exploration will be made after all data has been compiled and reviewed.

V)

Empirical Discovery Agreement

In July 2007, the Company entered into an agreement with Empirical Discovery LLC to explore for and develop porphyry copper targets in southeastern Arizona and adjoining southwestern New Mexico.  Under the terms of the agreement, Entrée has the option to acquire an 80% interest in any of the properties by incurring exploration expenditures totaling a minimum of US $1.9 million and issuing 300,000 shares within 5 years of the anniversary of TSX acceptance of the agreement.  If Entrée exercises its option, Empirical may elect within 90 days to retain a 20% participating interest or convert to a 2% NSR royalty, half of which may be purchased for US $2 million.

The principals of Empirical have extensive experience in exploration for copper porphyries in the Americas, as well as access to proprietary geophysical interpretation techniques of particular application to large regional datasets. These techniques have been modeled using a number of known deposits, and the criteria developed will be used to identify buried targets from the regional database.  Initial targeting is underway, and applications for eleven contiguous mineral exploration permits in southeastern Arizona totaling approximately 8.5 square miles (22 square kilometres) have recently been approved.

B)

GENERAL AND ADMINISTRATIVE

For the three months ended September 30, 2007, general and administrative expense before stock-based compensation was $532,621 compared to $455,776 in 2006 as set out above.  The increase was primarily due to consulting fees, legal fees, and management fees in connection with corporate matters.  For the nine months ended September 30, 2007, general and administrative expense before stock-based compensation was $1,836,426 compared to $1,570,847 in 2006 as set out above.  The increase was primarily due to consulting fees, legal fees, offset by a reduction in regulatory and transfer agent fees.

C)

STOCK-BASED COMPENSATION

For the three months ended September 30, 2007, stock-based compensation expense was $Nil compared to $769,327 in 2006 as set out above. For the nine months ended September 30, 2007, stock-based compensation expense was $1,793,993 compared to $1,009,720 in 2006 as set out above. Stock-based compensation expense for the nine months ended September 30, 2007 represents the fair value of 1,370,500 stock options granted during the period, compared to 1,330,000 options granted in 2006.

D)

STOCKHOLDER COMMUNICATIONS AND INVESTOR RELATIONS

For the three months ended September 30, 2007, stockholder communications and investor relations expense before stock-based compensation was $189,386 compared to $129,638 in 2006.  The increase was primarily due to travel expense. For the nine months ended September 30, 2007, stockholder communications and investor relations expense before stock-based compensation was $572,181 compared to $1,035,809 in 2006.  The larger amount in the year 2006 period was due primarily to an investor relations campaign in Europe.

E)

INTEREST INCOME

For the three months ended September 30, 2007, interest income was $318,226 compared to $202,112 in 2006.  The Company earns income on its cash and cash equivalents.  The increase was due to higher interest rates and greater principal amounts invested.  For the nine months ended September 30, 2007, interest income was $572,181 compared to $1,035,809 in 2006. Although interest rates were higher in 2007 than in 2006, the decrease in interest income in 2007 compared with 2006 arises from the investment of lesser principal amounts.  Cash balances were generated by private placements, warrants exercise and options exercise.

F)

FAIR VALUE ADJUSTMENT TO ASSET BACKED COMMERCIAL PAPER

As at September 30, 2007, investments comprised the Company’s interest in $3,431,155 invested in Canadian Asset-Backed Commercial Paper (“ABCP”), net of a $573,263 fair value adjustment. The Company invested $4,004,458 in ABCP that was due in mid-September 2007, but was not repaid. A group of participants in the ABCP market, including banks, liquidity providers and major investors (the “Consortium”) have agreed to a standstill period with respect to ABCP to permit time for the issuers of the ABCP to be restructured. On October 15, 2007, the Consortium agreed to extend the period to December 14, 2007 to allow for more time to restructure the issuers. The Company has accrued no interest income on the current ABCP. A report by the Dominion Bond Rating Service dated November 6, 2007 indicates that the assets backing our investment remain AAA rated.  There is  no  assurance that 100% of the principal will be repaid nor what the terms of such repayment will be; consequently further fair value adjustments may be required in the future. See Note 4 to the unaudited consolidated financial statements of the Company for the nine months ended September 30, 2007.

G)

OUTLOOK

In May, the Company commenced its 2007 exploration programs at Lookout Hill and Manlai as announced in the April 10, 2007 news release. Two drill holes were completed at Manlai in 2007 and a decision on additional exploration will be made once all information has been assessed. 2007 exploration on Lookout Hill is still ongoing but is expected to be completed by late November.  During the winter all exploration information will be compiled and reviewed and a decision made on the 2008 exploration program.

Pursuant to Mongolian Minerals Law, we have extended three of our licenses for a further two year term for final expiry in March and April 2010, unless previously converted to mining licenses. Mongolian exploration licenses are maintained in good standing by payment to the Mineral Resources and Petroleum Authority of Mongolia of set annual fees escalating from $0.05 to $1.50 per hectare over the course of the mineral tenure. The total estimated annual fees in order to maintain the licenses in good standing is approximately $280,000.

The Company completed the first phase of drilling at Sol Dos in July 2007.  Once results have been compiled and analyzed, a determination will be made on further exploration of this property.

Ground acquisition of priority targets is underway in Arizona and News Mexico as per the Empirical Agreement.  Evaluation of the acquired targets will be ongoing through the winter of 2007-2008.

Subsequent to September 30th, 2007, the Company entered into an agreement, dated November 5, 2007, with a Canadian underwriter, for the purchase of 10,000,000 common shares of the Company.  The offering price is C$3.00, representing proceeds of C$30,000,000.  This transaction is subject to receipt of all necessary regulatory and stock exchange approvals.  Closing is expected on or about November 26, 2007. In addition, two existing shareholders have exercised pre-emptive rights to acquire 4,428,640 common shares at C$3.00 per share, for an additional $13,285,920 in gross proceeds to maintain their respective ownership interest in Entrée.

Subsequent to September 30th, 2007, the Company entered into an agreement with the Zhejiang No. 11 Geological Brigade to explore for copper within three prospective contiguous exploration licences, totaling approximately 61 square kilometres in Pingyang County, Zhejiang Province, People’s Republic of China.  Entrée has agreed to spend US$3,000,000 to fund exploration activities on the licences (collectively known as “Huaixi”) over a four year period.  After Entrée has expended US$3 million, the Company will hold a 78% interest and Zhejiang No. 11 Geological Brigade will hold a 22% interest in the project.

4.

SELECTED QUARTERLY DATA

	Quarter Ended September 30, 2007	Quarter Ended June 30, 2007	Quarter Ended March 31, 2007	Quarter Ended December 31, 2006

Exploration	$ 2,120,233	$ 2,783,829	$ 509,916	$ 1,790,930
General and administrative	773,664	2,612,514	806,402	789,337
Loss from operations	(2,893,897)	(5,396,343)	(1,316,318)	(2,580,267)
Interest income	318,226	138,175	139,682	174,532
Fair value adjustment to asset backed commercial paper	(573,263)	-	-	-

Net loss	$ (3,148,934)	$ (5,258,168)	$ (1,176,636)	$ (2,405,735)

Loss per share, basic and diluted	$ (0.04)	$ (0.07)	$ (0.03)	$ (0.03)

	Quarter Ended September 30, 2006	Quarter Ended June 30, 2006	Quarter Ended March 31, 2006	Quarter Ended December 31, 2005

Exploration	$ 2,571,691	$ 1,209,454	$ 514,816	$ 2,560,422
General and administrative	1,240,727	851,580	1,408,679	726,525
Loss from operations	(3,812,418)	(2,061,034)	(1,923,495)	(3,286,947)
Interest income	202,112	153,510	191,719	165,224

Net loss	$ (3,610,306)	$ (1,907,524)	$ (1,731,776)	$ (3,121,723)

Loss per share, basic and diluted	$ (0.05)	$ (0.03)	$ (0.02)	$ (0.05)

5.

LIQUIDITY

To date the Company has not generated significant revenues from its operations and is considered to be in the exploration stage.  Working capital on hand at September 30, 2007 was $27,436,086 and is more than sufficient to finance budgeted exploration, general and administrative expense, investor relations for 2007.  The company has approximately $25,000,000 surplus funds available for acquisitions and/or operating requirements for 2008 and subsequent years.  In addition, the Company expects eventual repayment of approximately $4,000,000 invested in asset backed commercials paper. At present the Company is dependent on equity financing for additional funding if required.  Should one of the Company’s projects proceed to the mine development stage, it is expected that a combination of debt and equity financing would be available.

Operating activities

Cash used in operations was $3,130,311 for the three months ended September 30, 2007 (2006 - $2,590,468) and represents expenditures on mineral property exploration and general and administrative expense as described above for both periods.  Cash used in operations was $7,371,403 for the nine months ended September 30, 2007 (2006 - $6,368,624) and represents expenditures on mineral property exploration and general and administrative expense as described above for both periods.

Financing activities

During the nine months ended September 30, 2007 and 2006, the Company issued common shares as follows:

Warrants exercised in June 2007 represent in part the exercise by Rio Tinto of 12,613,842 warrants to purchase one half of one share and the resultant issuance of 6,306,920 shares for proceeds of $17,051,716.   Warrants exercised in June 2007 represent in part the exercise by Ivanhoe of 2,470,978 warrants to purchase one half of one share and the resultant issuance of 1,235,488 shares for proceeds of $3,340,327.

During the quarter ended September 30, 2007, working capital was reduced by $4,004,458 owing to the reclassification an investment in asset backed commercial paper from a cash equivalent to a long-term asset.

Investing activities

During the three months ended September 30, 2007, the Company expended $4,912 on equipment, primarily for exploration activities (2006 - $79,272).  During the nine months ended September 30, 2007, the Company expended $69,559 on equipment, primarily for exploration activities (2006 - $239,229).

Table of Contractual Commitments

The following table lists as of September 30, 2007 information with respect to the Company’s known contractual obligations.

Outstanding share data

As at September 30, 2007, there were 79,079,201 common shares outstanding.  In addition there were 9,184,800 stock options outstanding with exercise prices ranging from C$060 to C$2.34 per share.  There were no warrants outstanding at September 30, 2007.  As at November 8, 2007, there were 79,114,201 common shares outstanding.

6.

CAPITAL RESOURCES

The Company had no commitments for capital assets as September 30, 2007

At September 30, 2007, the Company had working capital of approximately $27,436,000 compared to approximately $14,309,000 at December 31, 2006. In addition, the Company had an investment in asset backed commercial paper of approximately $4,004,000 before a 15% charge for impairment Budgeted expenditures for the 12 months ending December 31, 2007 total approximately $5,300,000 for exploration and $2,000,000 for administration and stockholder communications, net of interest and other income. Working capital on hand is expected to exceed cash requirements for the ensuing three months by approximately $25, 000,000.

Subsequent to September 30th, 2007, the Company entered into an agreement, dated November 5, 2007, with a Canadian underwriter, for the purchase of 10,000,000 common shares of the Company.  The offering price is C$3.00, representing proceeds of C$30,000,000.  This transaction is subject to receipt of all necessary regulatory and stock exchange approvals.  Closing is expected on or about November 26, 2007. In addition, two existing shareholders have exercised pre-emptive rights to acquire 4,428,640 common shares at C$3.00 per share, for an additional $13,285,920 in gross proceeds to maintain their respective ownership interest in Entrée.

The Company is committed to make lease payments for the rental of office space totaling $327,169 over five years.

7.

OFF-BALANCE SHEET TRANSACTIONS

The Company has no off-balance sheet arrangements except for contractual obligation noted above.

8.

TRANSACTIONS WITH RELATED PARTIES

Related party transactions are summarized in Note 8 to the audited consolidated financial statements for the nine months ended September 30, 2007.

9.

PROPOSED TRANSACTIONS

Not applicable

10.

CRITICAL ACCOUNTING ESTIMATES

The preparation of consolidated financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period.  Actual results could differ from these estimates

The Company follows accounting guidelines in determining the value of stock option compensation, as disclosed in Note 5 to the Financial Statements.  Unlike other numbers in the accounts, this is a calculated amount not based on historical cost, but on subjective assumptions introduced to an option pricing model, in particular:  (1) an estimate for the average future hold period of issued stock options before exercise, expiry or cancellation and (2) future volatility of the Company’s share price in the expected hold period (using historical volatility as a reference).  Given that there is no market for the options and they are not transferable, the resulting value calculated is not necessarily the value the holder of the option could receive in an arm’s-length transactions.

The Company’s accounting policy is to expense exploration costs on a project by project basis consistent with United States GAAP.  The policy is consistent with that of the other exploration companies that have not established mineral reserves.  When a mineral reserve has been objectively established further exploration costs would be deferred.  Management is of the view that its current policy is appropriate for the Company.

11.

CHANGES IN ACCOUNTING POLICIES

A detailed summary of all the Company’s significant accounting policies and the estimates derived therefrom is included in Note 2 to the annual consolidated financial statements for the year ended December 31, 2006.

12.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

The Company’s financial assets and liabilities consist of cash and cash equivalents, receivables, deposits and accounts payable and accrued liabilities, some of which are denominated in U.S. dollars and Mongolian Tugriks. These accounts are recorded at their fair market value. The Company is at risk to financial gain or loss as a result of foreign exchange movements against the Canadian dollar. The Company minimizes its foreign exchange risk by maintaining low account balances in currencies other than the Canadian dollar. The Company does not currently have major commitments to acquire assets in foreign currencies; but historically it has incurred the majority of its exploration costs in foreign currencies.

The Company’s cash equivalent are redeemable after 30 days without penalty and are renewable bank instruments that provide a fixed rate of interest during the term usually one year. When a matured instrument is renewed, the new interest rate may be higher or lower than the current rate. The Company reviews its bank instruments on a monthly basis and renews if interest rates are higher than on the current instrument.

13.

OTHER MD&A REQUIREMENTS

Forward-Looking Statements

Except for historical information contained in this discussion and analysis, disclosure statements contained herein are forward-looking, as defined in the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. Forward-looking statements are made based on management’s beliefs, estimates and opinions on the date the statements are made and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change. Investors are cautioned against attributing undue certainty to forward-looking statements.

Risk

The Company is a mineral exploration and development company and is exposed to a number of risks and uncertainties that are common to other companies in the same business; some of these risks have been discussed elsewhere in this report. The reader should also refer to the discussion of risks contained in the Annual Information Form available on SEDAR at www.sedar.com.

There is no assurance that a commercially viable mineral deposit exists on any of our properties, and further exploration is required before we can evaluate whether any exist and, if so, whether it would be economically and legally feasible to develop or exploit those resources.  Even if we complete our current exploration program and we are successful in identifying a mineral deposit, we would be required to spend substantial funds on further drilling and engineering studies before we could know whether that mineral deposit will constitute a reserve (a reserve is a commercially viable mineral deposit).

The Company must comply with license and permitting requirements. Our exploration licenses, as extended, for three Mongolian properties expire in March or April 2010 and one property in March 2008, unless converted before these dates to mining licenses. The total estimated annual fees in order to maintain the licenses in good standing is approximately $280,000.

The Company must comply with environmental regulations that govern air and water quality and land disturbance and provide mine reclamation and closure costs.

The Company’s financial success is subject to, among other things, fluctuations in copper and gold prices which may affect current or future operating results and may affect the economic value of its mineral resources. The Company’s ability to obtain financing to explore for mineral deposits and to complete the development of those properties it has classified as assets is not assured; nor is there assurance that the expenditure of funds will result in the discovery of an economic mineral deposit. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements.

The Company has not completed a feasibility study on any of its deposits to determine if its hosts a mineral resource that can be economically developed and profitably mined.

Disclosure Controls and Procedures

Management is responsible for the preparation and integrity of the financial statements, including the maintenance of appropriate information systems, procedures and internal controls.  Management is also responsible to ensure that information disclosed externally, including the financial statements and MD&A, is complete and reliable.  There have been no changes in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

It is important to recognize that the Company has limited administrative staffing.  As a result, internal controls which rely on segregation of duties in many cases are not appropriate or possible.  The Company relies heavily on senior management review and approval to ensure that the controls are effective as possible.

Canadian Disclosure Standards in Mineral Resources and Mineral Reserves

The terms “Mineral Reserve,” “Proven Mineral Reserve” and “Probable Mineral Reserve” are Canadian mining terms as defined in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) CIM Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as may be amended from time to time by the CIM.

The definitions of proven and probable reserves used in NI 43-101 differ from the definitions in the United States Securities and Exchange Commission ("SEC") Industry Guide 7. Under SEC Guide 7 standards, a "Final" or "Bankable" feasibility study is required to report reserves, the three year history average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms "Mineral Resource", "Measured Mineral Resource", "Indicated Mineral Resource" and "Inferred Mineral Resource" are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and normally are not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. "Inferred Mineral Resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.

Accordingly, information contained in this report and the documents incorporated by reference herein containing descriptions of our mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENTREÉ GOLD INC.

By:“Gregory Crowe”      .

Gregory Crowe

President and Chief Executive Officer

By:“Hamish Malkin”      .

Hamish Malkin

Chief Financial Officer

November 13, 2007